UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date September 10, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

September 10, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE APPROVAL OF A CAPITAL INVESTMENT IN THE UNITED STATES OF AMERICA BY THE COLOMBIAN SUPERINTENDENCY OF FINANCE

On this date, the Colombian Superintendency of Finance authorized Valores Bancolombia S.A. Comisionista de Bolsa, an affiliate of Bancolombia S.A., to make a capital investment in the United States of America with the objective of obtaining a broker-dealer and a registered investment adviser license.

The beginning of operations is expected for the first half of 2022, but it’s subject to receival of FINRA membership approval for the broker dealer and the authorization from the Securities and Exchange Commission for both the broker dealer and the registered investment adviser.

The ability to operate in the United States is a major milestone in Grupo Bancolombia’s international strategy to have a greater and better portfolio of capital markets services to its clients, and will enable Grupo Bancolombia to offer securities transactions in equities, debt instruments and mutual funds, as well as portfolio management in the United States.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371